SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
September 28, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		56,744

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,620

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,744

WITH	10	SHARED DISPOSITIVE POWER

		189,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	189,620

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

	11: 5.03% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,766,295 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 6, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust 20-6718747

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

11: 3.4% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of August 6, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc. 56-1781568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

11: 0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of August 6, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2007.

SCHEDULE 13D
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $3.50 per share, of Cape Fear Bank Corp., a North Carolina corporation (the “Company”). The Company’s principal executive office is located at 1117 Military Cutoff Road, Wilmington, North Carolina 28405.
Item 2. Identity and Background.
     This statement is being filed by Maurice J. Koury, an individual, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216. Mr. Koury is a United States citizen and currently serves as the President of Carolina Hosiery Mills, Inc. in Burlington, North Carolina.
     This statement is also being filed by The Maurice and Ann Koury Charitable Trust (the “Trust”), a North Carolina trust, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216. As Trustee of the Trust, Mr. Koury has sole investment discretion and voting authority with respect to shares held by the Trust.
     This statement is also being filed by The Maurice J. Koury Foundation, Inc., a North Carolina non-profit corporation, whose principal business address is P.O. Box 850, Burlington, North Carolina 27216 (the “Foundation” and collectively with Mr. Koury and the Trust, the “Reporting Persons”). Mr. Koury is the Chairman of the Board of Directors of the Foundation and shares investment discretion and voting authority with the board of directors of the Foundation with respect to shares held by the Foundation. A list of the directors and executive officers of the Foundation is attached hereto as Annex A.
     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the shares covered by this statement is $2,108,114.33. The purchases by the Trust and the Foundation were funded from working capital of such entities. The purchases by Mr. Koury were made from personal funds and a line of credit from a bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, in the ordinary course of business.
Item 4. Purpose of the Transaction.
     The shares covered by this statement were acquired for investment purposes. The Reporting Persons may decide, jointly or individually, to purchase additional shares of the Company. In addition, the Reporting Persons, jointly or individually, may dispose of any or all shares of the Company in any manner permitted by applicable securities laws.
     Mr. Koury is a representative of the Reporting Persons and, on September 26, 2007, sent a letter to Cameron Coburn, Chairman, CEO and President, and Walter Crouch, Jr., Vice Chairman, with a copy to each director of the Company requesting that the Company’s management engage a financial advisor to explore strategic alternatives to maximizing shareholder value, including a sale of the Company. A copy of the September 26, 2007 letter is attached as Exhibit 3 hereto.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on September 28, 2007, Mr. Koury individually holds 56,744 shares representing approximately 1.15% of the Company’s common stock, the Trust holds 127,626 shares representing 3.39% of the Company’s common stock and the Foundation holds 5,250 shares representing 0.14% of the Company’s outstanding common stock. Accordingly, the Reporting Persons owned beneficially an aggregate of 189,620 shares of Company common stock, representing an approximately 5.03% of the Company’s issued and outstanding common stock as of August 6, 2007.
     (b) Mr. Koury, individually, in his capacity as a trustee of the Trust and as Chairman of the Board of Directors of the Foundation, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 189,620 shares of common stock of the Company representing approximately 5.03% of the Company’s outstanding common stock as of August 6, 2007.
     (c) During the sixty days immediately preceding the date of this filing, purchases attributable to the Reporting Persons were effected in the Company’s common stock as set forth in the table below.  All such purchases were made in open market transactions.  No sales or other transfers were effected during such period.

Date	Number of Shares	Price Per Share	Purchased By
7/24/07	10,000	$9.67-9.75	Koury
8/6/07	5,951	$8.80-9.00	Koury
9/6/07	786	$9.00	Koury
9/10/07	1,096	$9.00	Koury
9/11/07	1,277	$9.00	Koury
9/28/07	1,000	$9.15-9.25	Koury
9/28/07	1,100	$9.14	Koury
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
     (e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.	Promissory Note, dated August 21, 2007

Exhibit 3.	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: October 3, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: October 3, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.

ANNEX A
DIRECTORS AND OFFICERS OF
MAURICE J. KOURY FOUNDATION, INC.
     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Maurice J. Koury Foundation, Inc. is set forth below. The business address of each director and executive officer is Maurice J. Koury Foundation, Inc., P.O. Box 850, Burlington, North Carolina 27216.

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Directors

Maurice J. Koury	President, Carolina Hosiery Mills, Inc.
United States of America

Ann K. Koury	Secretary, Carolina Hosiery Mills, Inc.
United States of America

Ernest A. Koury, Jr.	Vice President, Carolina Hosiery Mills, Inc.
United States of America

Miltom E. Petty	Secretary, Carolina Hosiery Mills, Inc.
United States of America

Executive Officers

Maurice J. Koury	President
United States of America

Ann K. Koury	Secretary
United States of America

Miltom E. Petty	Treasurer
United States of America